[Virtus Letterhead]

December 8, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:            Brion Thompson, Division of Investment Management

Re:	Virtus Opportunities Trust
File Nos. 033-65137 and 811-07455
Post-Effective Amendment No. 41

Dear Mr. Thompson:

Thank you for your telephonic comments on November 15, 2010 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2010. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on December 15, 2010.

Comment 1.        Incorporation by Reference Page. The Staff noted that since Registrant had incorporated the currently effective SAI by reference, they were unable to confirm that the fund had included its ticker symbol on the cover.

Response 1.        The fund’s ticker symbol is not yet available, but will be included on the SAI cover in the 485BPOS to be filed upon the automatic effectiveness of our previous filing.

Comment 2.        Principal Investment Strategies, page 1. Please add the term “equity” to the statement that the fund offers exposure to “commodity-related securities” so that the strategy ties properly to the fund’s name per the SEC Name Rule.

Response 2.        We have made the requested change.

Comment 3.        Principal Investment Strategies, page 1. Please add disclosure stating that the fund may invest in emerging market countries, as is indicated by the inclusion of Emerging Market Investing Risk in the “Principal Risks” section.

Response 3.        We have made the requested change.

Comment 4.        Principal Investment Strategies, page 1. In your response letter only, please state what is meant by “primarily” in the statement that the fund “will consist primarily of equity securities.” Additionally, please add disclosure stating the fund’s concentration policy.

Response 4.        In compliance with the SEC Name Rule, the fund will invest at least 80% of its portfolio in equity securities of commodity-related issuers. We have revised the first sentence of the second paragraph to read: “Under normal circumstances, the fund invests globally at least 80% of its assets in commodities-related equity securities of companies principally engaged in the base metals, precious metals, energy and agriculture sectors.” Additionally, we have added the following disclosure concerning the fund’s ability to concentrate its portfolio: “The fund will, from time to time, concentrate its investments in one or more groups of related industries within these commodities-related sectors.”

Securities and Exchange Commission

December 8, 2010

Comment 5.        Principal Investment Strategies, page 1. Please confirm that “structured notes, debt securities, cash and/or cash equivalents” are in fact principal investment strategies of the fund. If these securities are in fact principal investment strategies of the fund, please add appropriate risk disclosures to the “Principal Risks” section. Additionally, please explain how these strategies are designed to achieve the fund’s investment objective of “capital appreciation.”

Response 5.        We have replaced the term “structured notes” with “commodity-linked notes” and have included appropriate risk disclosure in the Principal Risks section. We have determined that debt securities, cash and/or cash equivalents are, in fact, not principal strategies of the fund. We have removed these strategies from the Principal Investment Strategies disclosure and are therefore not including associated risk disclosure in the Principal Risks section.

Comment 6.        Principal Investment Strategies, page 2. Please add disclosure clarifying that the fund will invest a significant portion of its assets in non-U.S. issuers.

Response 6.        We have made the requested change.

Comment 7.        Principal Investment Strategies, page 2. Please add disclosure describing how the fund intends to diversify among a number of different countries.

Response 7.        We have added disclosure stating that the fund intends to diversify its investments among countries and normally to have represented in the portfolio business activities of a number of different countries.

Comment 8.        Principal Investment Strategies, page 2. Please identify what is meant by “equity securities.”

Response 8.        We have revised the disclosure to indicate that the fund will invest primarily in common and preferred stocks.

Comment 9.        Principal Risks, page 2. If appropriate under Item 4(b)(1)(iv), please add non-diversification risk disclosure.

Response 9.        As the fund will be non-diversified, we have inserted appropriate “non-diversification risk” disclosure.

Comment 10.        Principal Risks, page 2. With respect to the “Industry/Sector Concentration Risk” disclosure, please advise what the fund’s concentration policy is. If the fund’s policy is to not concentrate in a particular industry or group of industries, please describe the rationale behind the fund’s position that industries within these commodity sectors are not “a group of related industries” for purposes of determining the fund’s concentration in certain industries or group of related industries.

Response 10.        The fund will, at the discretion of the subadviser, concentrate its investments in one or more groups of related industries within the named commodities-related sectors. The fund will reserve this ability with respect to investment restriction #2 in the SAI in the 485BPOS to be filed upon the automatic effectiveness of our previous filing.

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Securities and Exchange Commission

December 8, 2010

Comment 11.        Please include in your response letter the legend language to be used in the fund’s summary prospectus that describes the materials being incorporated by reference into the summary prospectus.

Response 11.        The referenced disclosure reads as follows: “The fund’s prospectus and SAI, both dated December xx, 2010, are incorporated by reference into this Summary Prospectus.”

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood
Jennifer Fromm
Pamela Sinofsky

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Virtus Global Commodities Stock Fund

Investment Objective

The fund has an investment objective of seeking capital appreciation.

Fees and Expenses

The tables below illustrate all fees and expenses that you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Virtus Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and under “Sales Charges” on page 11 of the fund’s prospectus and “Alternative Purchase Arrangements” on page xx of the fund’s statement of additional information.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C		Class I
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None		None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of purchase price or redemption proceeds)	None	1.00%	(a)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I
Management Fees	1.00%	1.00%	1.00%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None
Other Expenses(b)	0.73%	0.73%	0.73%
Total Annual Fund Operating Expenses	1.98%	2.73%	1.73%
Less: Expense Reimbursement(c)	(0.33%)	(0.33%)	(0.33%)
Total Annual Fund Operating Expenses After Expense Reimbursement	1.65%	2.40%	1.40%

(a)	The deferred sales charge is imposed on Class C Shares redeemed during the first year only.

(b)	Estimated for current fiscal year.

(c)	The fund’s investment adviser and subadviser have contractually agreed to limit the fund’s total operating expenses (excluding interest, taxes and extraordinary expenses) so that such expenses do not exceed 1.65% for Class A Shares, 2.40% for Class C Shares and 1.40% for Class I Shares through December 31, 2011. Following the contractual period, the adviser and subadviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser and subadviser may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated. It shows your costs if you sold your shares at the end of the period or continued to hold them. The example also assumes that your investment has a 5% return each year, that the fund’s operating expenses remain the same and the expense reimbursements remain in place for the period indicated. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Share Status	1 Year	3 Years
Class A	Sold or Held
Class C	Sold
Held
Class I	Sold or Held

Portfolio Turnover

The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund’s performance.

Investments, Risks and Performance

Principal Investment Strategies

The fund offers investors exposure to commodity-related equity securities located throughout the world, including issuers in emerging market countries. The fund is a non-diversified portfolio and will consist primarily of common and preferred stocks, but may contain commodity-linked notes. The fund intends to diversify its investments in among countries and normally have represented on the portfolio business abilities of a number of different countries.

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Virtus Global Commodities Stock Fund

Under normal circumstances, the fund invests globally at least 80% of its assets in securities of companies principally engaged in the base metals, precious metals, energy, and agriculture sectors. The fund will, from time to time, concentrate its investments in one or more industries or groups of related industries within these commodities-related sectors. The fund will primarily hold securities of companies listed on global securities exchanges or quoted on established over-the-counter markets, or American Depositary Receipts (“ADRs”). The fund typically invests in the securities of medium to large capitalization companies, but it is not limited to investing in the securities of companies of any particular size.

Under normal circumstances, the fund will hold a significant portion of its assets in non-U.S. issuers. In determining the “location” of an issuer, the subadviser primarily relies on the country where the issuer is incorporated. However, the country of risk is ultimately determined based on analysis of the following criteria: actual building address (domicile), primary exchange on which the security is traded and country in which the greatest percentage of company revenue is generated. This evaluation is conducted so as to determine that the issuer’s assets are exposed to the economic fortunes and risks of the designated country.

Principal Risks

The fund may not achieve its objectives, and it is not intended to be a complete investment program. The value of the fund’s investments that supports your share value may decrease. If between the time you purchase shares and the time you sell shares the value of the fund’s investments decreases, you will lose money. Investment values can decrease for a number of reasons. Conditions affecting the overall economy, specific industries or companies in which the fund invests can be worse than expected, and investments may fail to perform as the adviser expects. As a result, the value of your shares may decrease. The principal risks of investing in the fund are:

•

Commodities-Related Investment Risk. The risk that conditions negatively impacting the business or operations of the commodities companies in which the fund invests will cause the value of the fund’s shares to decrease.

•

Emerging Market Investing Risk. The risk that prices of emerging markets securities will be more volatile, or will be more greatly affected by negative conditions, than those of their counterparts in more established foreign markets.

•

Equity Securities Risk. The risk that events negatively affecting issuers, industries or financial markets in which the fund invests will impact the value of the stocks held by the fund and thus, the value of the fund’s shares over short or extended periods. Investments in small and medium-sized companies may be more volatile than investments in larger companies.

•	Foreign Investing Risk. The risk that the prices of foreign securities may be more volatile than those of their domestic counterparts.

•

Industry/Sector Concentration Risk. The risk that events negatively affecting a particular industry or market sector in which the fund focuses its investments will cause the value of the fund’s shares to decrease, perhaps significantly. Since the fund concentrates its assets in commodity companies, the fund is more vulnerable to conditions that negatively affect commodity companies as compared to a fund that is not significantly invested in such companies.

•

Market Volatility Risk. The risk that the value of the securities in which the fund invests may go up or down in response to the prospects of individual companies and/or general economic conditions. Price changes may be temporary or may last for extended periods.

•

Non-Diversification Risk. The risk that the fund will be more susceptible to factors negatively impacting the securities in its portfolio to the extent that each such security represents a significant portion of the fund’s assets.

For a more detailed description of the above risks, see “More Information About Risks Related to Principal Investment Strategies” in this prospectus.

Performance Information

The fund has not had a full calendar year of operations; therefore, performance information in not shown.

Management

The fund’s investment adviser is Virtus Investment Advisers, Inc. The fund’s subadviser is Harris Investment Management, Inc. (“Harris”), with Coxe Advisors, LLP (“Coxe Advisors”) serving as sub-subadviser.

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